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                                                                 Exhibit (a)(12)


[FORM OF CONFIRMATION TO OPTIONEES ELECTING TO PARTICIPATE IN THE OFFER TO EXCHANGE]

To: [option holder]

This message confirms that on _______, 2001, Macromedia, Inc. cancelled option(s) to purchase [number] shares, which you submitted for exchange under your Election Form. Macromedia will grant you a new option to purchase [number] shares, with the terms and conditions described in the Offer to Exchange, on or after December 5, 2001, but no later than January 21, 2001, subject to your continued employment with Macromedia and the other terms set forth in the Offer to Exchange.


If you have any questions about this message, please contact Darrell Hong, by email at dhong@macromedia.com, or by telephone at (415) 252-6860 or Franci Claudon, by email at fclaudon@macromedia.com, or by telephone at (415) 252-4086.


Thank you,


Franci Claudon